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Z. JULIE GAO (CALIFORNIA)	PARIS
BRADLEY A. KLEIN (ILLINOIS)	SÃO PAULO
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TORONTO

July 30, 2018

Confidential

Mr. Robert Littlepage

Mr. Joseph Cascarano

Ms. Kathleen Krebs

Mr. Paul Fischer

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Viomi Technology Co., Ltd (CIK No. 0001742770)
Response to the Staff’s Comments on

Draft Registration Statement on Form F-1 Confidentially Submitted on June 26, 2018

Dear Mr. Littlepage, Mr. Cascarano, Ms. Krebs and Mr. Fischer:

On behalf of our client, Viomi Technology Co., Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 23, 2018 on the Company’s  draft registration statement on Form F-1 confidentially submitted on June 26, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 1

1.                                      We note your use of “IoT” and “IoT-enabled” throughout your prospectus to describe your products, markets and financial results. We also note your disclosure on page 1 that IoT products are IoT-enabled smart home products and your statement on page 5 that references to “IoT-enabled” are to Internet-of-things-enabled. Please clarify how you define Internet-of-things (IoT), and thus “IoT-enabled.” Clarify whether these definitions apply across all contexts in which you use them.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Draft Registration Statement to clarify the relevant definitions and that such definitions apply across the prospectus.

2.                                      We also note your references to “household users” and “IoT products shipped” throughout the prospectus. Please provide disclosure that explains how you define and calculate these metrics. Also explain how these metrics are meaningful for understanding your business or financial results.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 14 and 73 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that “household users” as of a specified date represents households where at least one of its IoT products was connected to the internet, the definition of which is now clarified in the new disclosure on pages 14 and 73 of the Revised Draft Registration Statement. This is an important metric for the Company to analyze its business as it can be used to evaluate the growth of its user base, which forms a key part of its data analytics, brand building and monetization strategies. The more household users the Company has, the more opportunities it will have to conduct data analytics, generate greater brand awareness and create monetization opportunities through the sale of additional complementary products and services.

The Company respectfully advises the Staff that “IoT products shipped” during a specified period represents the volume of its IoT products that were sold within the respective time periods, the definition of which is now clarified in the new disclosure on pages 8, 14 and 73 of the Revised Draft Registration Statement. This is an important metric given sales of IoT products represents the sales volume of the Company’s products, which the Company believes is reflective of end-consumer demand and helpful for investors to understand the growth in its scale and results of operations.

3.                                      Please balance your disclosure to explain that you have only recently expanded into selling IoT products and your own branded products.

The Company respectfully advises the Staff that it started to sell IoT products since its inception, which includes IoT-enabled smart water purification systems. The Company has revised the disclosure on page 2 of the Revised Draft Registration Statement to balance disclosure to explain that the Company has only recently expanded into selling its own branded products.

4.                                      To provide further context regarding your relationship with Xiaomi, please disclose the extent of Xiaomi’s ownership in you. Also disclose that you generated 84.7% and 95.9% of net revenues in 2017 and 2016 from Xiaomi and its affiliates primarily for the sales of Xiaomi-branded products. Disclose that these products consisted of water purification systems, water purifier filters, and other complimentary products such as kettles and water quality meters. Disclose the extent to which these products were IoT-enabled as you define this term.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and page 8 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

5.                                      Please disclose why you do not directly own your operations in China, but use contractual arrangements with VIEs instead. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Disclose that you rely on dividends and other distributions paid to you by PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary’s and VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 31 and 64 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Corporate History and Structure section includes a cross-reference to “Risk Factors—Risks Related to Our Corporate Structure,” which discusses, among others, that if its VIEs and their shareholders fail to perform their obligations under the contractual arrangements, the Company could be limited in its ability to enforce the contractual arrangements that give it effective control and that if the Company is unable to maintain effective control, it would not be able to continue to consolidate the VIEs’ financial results with that of the Company.

6.                                      Please revise your corporate structure chart to indicate the structure upon the completion of your initial public offering. Include the percentage ownership in the registrant by public shareholders and material beneficial owners. Also disclose in the chart the names of the individuals who have direct ownership and control over the operating entities in China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 66 and 67 of the Revised Draft Registration Statement to include a new corporate structure chart indicating the structure upon the completion of its initial public offering.

Risk Factors

Xiaomi is our strategic partner and our most important customer., page 12

7.                                      Please revise your final paragraph of this risk factor to clarify that Xiaomi is now a public company by virtue of its recent Hong Kong listing. Revise, as appropriate, to address that Xiaomi would consider in addition to the interests you have already included, those of its public shareholders. Please revise to clarify briefly any process in place to address apparent conflicts of interests.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 17 of the Revised Draft Registration Statement.

8.                                      Please revise here, or under a separate risk factor heading, to discuss the Business Cooperation Agreement with Xiaomi, specifically addressing its expiration in August, 2018, subject to automatic renewal. Please address that the agreement may be terminated by Xiaomi with 30 days written notice prior to the expiration of the then-current term. Please also discuss whether the Youpin Commission Sales Agreement discussed at page 142 may be extended beyond its December 31, 2018 expiration date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 150 and 151 of the Revised Draft Registration Statement to address the expiration and renewal provisions of the agreements.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us., page 31

9.                                      Please clarify why the draft Foreign Investment Law may materially impact the viability of your current corporate structure, corporate governance and business operations if it is enacted.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Draft Registration Statement.

We face certain risks relating to the real properties that we lease., page 38

10.                               Please revise to specify how many ownership certificates or other proof of leased properties have not been provided to the company by the relevant lessors.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Revised Draft Registration Statement to clarify that the ownership certificates or other proof of leased properties of three of the Company’s leased properties have not been provided.

We will incur increased costs as a result of being a public company., page 47

11.                               To the extent determinable, please provide an estimate of the increased costs you expect to incur by virtue of being a public company.

The Company respectfully advises the Staff that while it expects to incur upon becoming a public company significant legal, accounting and other expenses that it did not incur as a private company, the Company does not believe that it is feasible at the current stage to provide a reliably accurate estimate of the amount of additional expenses it may incur. The actual expenses will be affected by many factors, the specific effects of which cannot be predicted reliably. For example, the Company may incur certain unpredicted expenses due to events outside the Company’s control, such as new regulatory requirements. Furthermore, many of the increased expenses are likely to be incurred to support growth in the Company’s business, and attempting to attribute those expenses to public company status or to business growth would be speculative and potentially misleading.

Use of Proceeds, page 51

12.                               We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiary through loans and capital contributions and to your VIEs through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary and to make loans to your VIEs. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 77

13.                               Please disclose the amount of restricted assets of your PRC subsidiaries as well as the unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances as of December 31, 2016 and 2017. We refer you to Section IV of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement to disclose the amount of restricted assets and of its PRC subsidiary and VIEs as well as the unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances as of December 31, 2016 and 2017.

Holding Company Structure, page 80

14.                               To provide context to this discussion, please disclose the percentage of revenues in your consolidated financial statements that are derived from your Hong Kong subsidiary, PRC subsidiary and your VIEs. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary by your VIEs in China. Disclose the amount of fees paid to your PRC subsidiary from your VIEs in the last two fiscal years. Disclose whether you expect these levels to continue in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4 and 64 of the Revised Draft Registration Statement.

Business, page 94

15.                               Please disclose which products use your Home OS platform.

The Company respectfully advises the Staff that its Home OS platform is defined as its ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses, which is powered by advanced AI, proprietary software and data analytics systems, rather than a piece of software in and of itself.

The Company has revised the disclosure on page 8 of the Revised Draft Registration Statement to clarify the definition of the Home OS platform.

Omnichannel F2C New Retail Platform, page 110

16.                               You disclose that, as of March 31, 2018, you have established a network of over 700 Viomi offline experience store, “including those in operation or under renovation.” Please disclose how many are in operation. Also clarify whether Viomi offline experience stores are stand-alone stores or areas within other stores.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 102 and 121 of the Revised Draft Registration Statement to disclose the number of operational stores only, and to clarify that the majority of them are stand-alone ones.

Intellectual Property, page 114

17.                               Please revise to indicate the expiration dates of your patents, both within and outside China. Given the number of patents the company holds, we would not object to your indicating this data by disclosing the number of patents that expire each year over the several year time period needed to cover them.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Revised Draft Registration Statement to indicate the expiration dates of its patents.

Regulations, page 120

18.                               Please revise this section to specifically state how the regulations discussed apply to the company and its affiliated entities and the extent to which the company and its affiliated entities are in compliance with each regulation. As just a few examples:

•                  Disclose whether you have obtained the required permits and licenses for value-added telecommunications services and which entity or entities hold the permits and licences.

•                  Disclose whether your operations in China are in encouraged, restricted or prohibited industries.

•                  Discuss how you verify that the manufacturing contractors you employ have the necessary industrial product production licenses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 129, 130, 131, 133, 135 and 136 of the Revised Draft Registration Statement.

Experts, page 187

19.                               We note on page 85 that your estimated fair value of the ordinary shares was determined with the assistance of an independent valuation firm. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include a consent of the expert. Please revise accordingly and advise us.

In response to the Staff’s comment, the Company has disclosed the name of the expert on pages 92, 93 and 94 of the Revised Draft Registration Statement and included a consent of the expert as exhibit 99.4.

Report of Independent Registered Public Accounting Firm, page F-2

20.                               Please have your registered public accounting firm revise their report to indicate that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the report to the “auditing” standards of the Public Company Accounting Oversight Board and “in accordance with auditing standards generally accepted in the United States of America” is not consistent with the requirements of PCAOB AS 3101.

The Company respectfully advises the Staff that the audit report has been revised to refer to the “standards of the Public Company Accounting Oversight Board (United States)”.  With respect to the reference to “in accordance with auditing standards generally accepted in the United States of America”, its registered public accounting firm advised that the Company does not yet meet the definition of an issuer as the draft registration statement is submitted to the SEC on a confidential basis. Accordingly, the audit is not within the jurisdiction of the PCAOB.  Its registered public accounting firm advised the Company that the reference to “in accordance with auditing standards generally accepted in the United States of America” will be removed from its audit report upon public filing of the Company’s registration statement.

Consolidated Statements of Comprehensive (Loss) Income, page F-5

21.                               Please present cost of revenue to related party and third party separately in your financial statements. Refer to Rule 5-03.2 of Regulation S-X.

In response to the Staff’s comment, the Company has separately presented cost of revenue to related parties and third parties in the financial statements pursuant to Rule 5-03.2 of Regulation S-X on Page F-5.

Note 1. Organization and Principal Activities

(b) VIE Arrangements between the VIEs and the Company’s PRC subsidiary, page F-9

22.                               Please describe in greater detail how the right to provide technical and business support services in the exclusive consultation and service agreements conveys the economic benefits to the Company. For example, explain whether the agreements provide that the VIEs pay annual service fees to the WFOE in an amount that is equivalent to all of their net income.

In response to the Staff’s comment, the Company has supplemented the terms related to the service fee arrangement in the exclusive consultation and service agreement on page F-10 to provide more details on how the right to provide technical and business support services conveys the economic benefits to the Company.

23.                               We note your disclosure of the contractual agreements that provide the Company with effective control over the VIEs, presumably enabling the Company to have power to direct the activities that most significantly affect the economic performance of the VIEs. Please clarify how the contractual agreements convey power to direct the activities of the VIEs and what those powers entail.

In response to the Staff’s comment, the Company has supplemented the disclosures on page F-9 to clarify how the contractual agreements convey power to direct the activities of the VIEs.

Note 2. Significant Accounting Policies
(l) Revenue recognition, page F-17

24.                               We note your hardware products are “IoT-enabled” and include a “Home Operating System.” Please tell us if your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If so, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

The Company respectfully advised the Staff that its contracts with customers provide the Company with the right but not the obligation to provide updates to the software embedded in the hardware products.  In the periods presented, the Company did not provide significant software updates. Accordingly, the Company does not have an explicit or implicit obligation to provide updates and there was no impact on the allocation of transaction price and timing of revenue recognition.

(y) Segment reporting, page F-26

25.                               We note you apparently operate in one segment. In light of your gross profit and gross profit margin table by “business line” on pages 10, 66 and 72 and your related explanations, please tell us in detail how you considered the guidance in ASC 280 and specifically, whether these businesses or product lines are operating segments.

In response to the Staff’s comment, the Company set out below the factors it considered pursuant to ASC 280 for the determination of operating segments:

1)                                     While the gross profit and gross profit margin of different products and/or services are available, the Company’s chief operating decision maker (the “CODM”) only reviews consolidated profitability results and not the profitability results of different products and/or services. The CODM assesses the performance and allocates resources of the Company as a whole, not by products and/or services.

2)                                     The Company has only one business unit. Different products and/or services of the Company are all within this business unit. As the Company has only one business unit and the CODM only reviews the performance and allocates resources of the Company as a whole, there are no segment managers who are directly accountable to and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for different products and/or services of the Company.

Based upon the assessment above, the Company considers it has only one operating segment.

Note 15. Related Party Transactions, page F-46

26.                               Please disclose the nature of your relationship with Xiaomi and summarize significant terms of the contractual arrangements and transactions including remaining contractual duration, as described on pages 141-143. Refer to ASC 850-10-50-1.

In response to the Staff’s comment, the Company supplemented the disclosure on pages F-46 and F-47 on the nature of the Company’s relationship with Xiaomi and significant terms of contractual arrangements as described in the Revised Draft Registration Statement.

General

27.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

28.                               We note that you cite to an industry report you commissioned in connection with your filings, the “iResearch Report.” Please provide us with a marked copy of this report, clearly cross-referencing a statement in your prospectus with the underlying factual support.

In response to the Staff’s comment, the Company is separately and supplementally providing (under a separate cover letter) a marked copy of iResearch Report and an index that sets forth the relevant portions of the industry and market data from iResearch and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to marked copies of the underlying supporting materials.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86-21-6193-8210 or via e-mail at haiping.li@skadden.com, or, Alex Chan, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li

Haiping Li

Enclosures.

cc:                                Xiaoping Chen , Chairman of the Board of Directors and Chief Executive Officer, Viomi Technology Co., Ltd

Zhigang Yang , Vice President of Finance, Viomi Technology Co., Ltd

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alex Chan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP